Michael N. Stefanoudakis

Senior Vice President and General Counsel

303.534.4600 x1480

MStefanoudakis@ResoluteEnergy.com

March 8, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Resolute Energy Corporation
Registration Statement on Form S-4
File No. 333-183739

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resolute Energy Corporation, and its co-registrants (collectively, the “Company”), hereby request acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on March 11, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact undersigned at 303-534-4600 or Michelle Shepston of Davis Graham & Stubbs LLP at 303-892-7344 should you have any questions or comments.

Very truly yours,

By:	/s/ Michael N. Stefanoudakis
Name: Michael N. Stefanoudakis Title: Senior Vice President